15045553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 24 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dempsey Financial Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2951 Piedmont Road, Suite 200
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S. Kay Dempsey **(404) 266-8761**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 2/25/15

2/25/15

OATH OR AFFIRMATION

I, **S. Kay Dempsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dempsey Financial Network, Inc.**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RANDY LAI
MY COMMISSION EXPIRES
NOTARY PUBLIC
SEPTEMBER 14, 2018
DEKALB COUNTY, GEORGIA

S. Kay Dempsey
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

DEMPSEY FINANCIAL NETWORK, INC.
AND SUBSIDIARIES

Financial Statements
For the Year Ended
December 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

We have audited the accompanying financial statements of Dempsey Financial Network, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Dempsey Financial Network, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dempsey Financial Network, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Dempsey Financial Network, Inc. financial statements. The information is the responsibility of Dempsey Financial Network, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 16, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	316,509
Commissions receivable		540
Prepaid expenses		18,344
Total Assets	$	335,393

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	
Total liabilities		-
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		499,487
Accumulated deficit		(165,094)
Total Stockholder's Equity		335,393
Total Liabilities and Stockholder's Equity	$	335,393

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Commissions and Fees	$	209,850
Interest Income		1,134
Total Revenue		210,984
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		20,363
Occupancy		38,025
IT, Data, Communications		14,478
Other operating expenses		39,959
Total Expenses		112,825
NET INCOME	$	98,159

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	98,159
Adjustments to reconcile net increase to cash provided by operations:		
Decrease in commissions receivable		17,606
Increase in prepaid expenses		(381)
NET CASH PROVIDED BY OPERATING ACTIVITIES		115,384
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(59,600)
NET CASH USED BY FINANCING ACTIVITIES		(59,600)
NET INCREASE IN CASH AND CASH EQUIVALENTS		55,784
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		260,725
End of year	$	316,509

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, December 31, 2013	$ 1,000	$ 499,487	$ (203,653)	$ 296,834
Net Income			98,159	98,159
Distributions		-	(59,600)	(59,600)
Balance, December 31, 2014	$ 1,000	$ 499,487	$ (165,094)	$ 335,393

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker-dealer organized under the laws of the state of Georgia that began business in March 1995. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides market support and product placement services on behalf of certain insurance carriers that issue variable securities products. The Company is a "sub-wholesaler" for issuers of variable life and variable annuity products.

Basis of Presentation: The accompanying financial statements include the accounts of the Company and a wholly-owned subsidiary that was inactive during 2014. The Company is engaged in a single line of business as a securities broker-dealer. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review – Subsequent events were evaluated through February 16, 2015, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $316,509, which was $311,509 in excess of its required net capital of $5,000 and the ration of aggregate indebtedness to net capital was .00 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute investment transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with a related company owned by the Company's stockholder. The related company provides the Company with administrative staff, office space and related operating expenses in exchange for fees. The office facilities occupied by the related company that are shared with the Company are leased from the common stockholder. Fees are payable monthly in amounts sufficient to cover costs incurred by the related party considered allocable to the Company. Fees under the agreement for 2014 were approximately $72,866.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – CONCENTRATION

Most of the Company's revenues were earned from brokers who were introduced to the Company by the management company, which is an insurance agency (See Note D).

NOTE F – CONTINGENCIES

The Company is exposed to litigation in the normal course of business. There is no litigation in progress at December 31, 2014.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholder's equity	$	335,393
Less non-allowable assets:		
Commissions receivable		(540)
Prepaid expenses		(18,344)
Total non-allowable assets		(18,884)
Net capital before haircuts		316,509
Less haircuts		-
Net capital		316,509
Less net capital required		5,000
Excess net capital	$	311,509
Aggregate indebtedness		-
Required net capital based on aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as reported above.

DEMPSEY FINANCIAL NETWORK, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dempsey Financial Network, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dempsey Financial Network, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Dempsey Financial Network, Inc. stated that Dempsey Financial Network, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dempsey Financial Network, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dempsey Financial Network, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 16, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

DEMPSEY
Financial Network, Inc.

BROKER DEALERS ANNUAL EXEMPTION REPORT

Dempsey Financial Network, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Dempsey Financial Network, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

S. Kay Dempsey

S. Kay Dempsey

January 10, 2015

2951 Piedmont Road, NE ■ Suite 200 ■ Atlanta, Georgia 30305 (404) 266-8761 ■ WATS (800) 822-8758 ■ FAX (404) 262-0880